Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the calculation of Ratios of Earnings to Fixed Charges:

	DCP Midstream Partners, LP
	Six Months Ended June 30,	Year Ended December 31,
	2015	2014 (a)	2013 (a)	2012 (a)	2011 (a)
	(Millions)
Earnings from continuing operations before fixed charges:
Pretax income from continuing operations before earnings from unconsolidated affiliates	$(3)	$354	$175	$191	$169
Fixed charges	49	94	68	50	36
Amortization of capitalized interest	1	1	1	—	—
Distributed earnings from unconsolidated affiliates	67	75	33	24	23
Less:
Capitalized interest	(5)	(8)	(15)	(7)	(2)
Earnings from continuing operations before fixed charges	$109	$516	$262	$258	$226

Fixed charges:
Interest expense, net of capitalized interest	42	81	48	39	33
Capitalized interest	5	8	15	7	2
Estimate of interest within rental expense	—	—	1	1	—
Amortization of deferred loan costs	2	5	4	3	1
Total fixed charges	$49	$94	$68	$50	$36

Ratio of earnings to fixed charges	2.22	5.49	3.85	5.16	6.28

(a)
The financial information for the the years ended December 31, 2014, 2013, 2012 and 2011 includes the results of our Lucerne 1 plant, a transfer of net assets between entities under common control that was accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.